SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549



                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             The Hockey Company

                              (Name of issuer)



                  Common Stock, par value $0.01 per share

                       (Title of class of securities)



                                 784414203

                               (CUSIP number)


                             Ginette Depelteau
                   Caisse de depot et placement du Quebec
                         1981 McGill College Avenue
                        Montreal (Quebec), H3A 3C7
                               (514) 847-2311

                                  Copy to:

                           Craig F. Miller, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 14, 2001


          (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Page 1 of 13 Pages

-------------------------
CUSIP No. 784414203                   13D                   Page 2 of 13 Pages
-------------------------
-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Caisse de depot et placement du Quebec
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [_]
                                                           (b)  [X]
-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
                   OO
-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)                                     [ ]
-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Montreal (Quebec) Canada
-------------------------------------------------------------------------------
7      SOLE VOTING POWER

   NUMBER OF                        539,974 shares of Common Stock
    SHARES    -----------------------------------------------------------------
 BENEFICIALLY     8    SHARED VOTING POWER
   OWNED BY
     EACH
  REPORTING    ----------------------------------------------------------------
 PERSON WITH      9    SOLE DISPOSITIVE POWER

                                    539,974 shares of Common Stock
                 --------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          539,974  shares of Common Stock
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                [ ]
 -------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

              CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.
-----------------------------

     This statement is filed in respect of shares of common stock, par value $0.01 per share (the "Common Stock"), of The Hockey Company, a Delaware corporation (the "Company"), the principal executive offices of which are located at c/o Maska U.S., Inc., 427 Harvest Lane, P.O. Box 200, Williston, Vermont 05495.

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

     This statement is filed by Caisse de depot et placement du Quebec ("Caisse"). Caisse is a legal person without share capital and a mandatory of the state of the Province of Quebec, created by a special act of the Legislature of the Province of Quebec. The principal business of Caisse is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Province of Quebec.

     The address of Caisse's principal business and principal office is 1981, avenue McGill College, Montreal, Quebec H3A 3C7. The names of the directors and executive officers of Caisse, their business addresses, their present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted other than Caisse are set forth in Schedule 1 attached hereto and incorporated by reference herein. Each of the directors and executive officers named in Schedule 1 is a Canadian citizen.

     Neither Caisse nor any of the individuals listed in Schedule 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or is subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
-----------------------------------------------------------

     The Warrants described in Items 5 and 6 were issued by the Company and acquired by Caisse on March 14, 2001, as a portion of the inducement to Caisse to extend credit to the Company pursuant to the Credit Agreement described in Item 6.

ITEM 4.  PURPOSE OF TRANSACTION.
--------------------------------

     The Warrants were acquired for investment purposes.

     Except as referred to in Item 5 or 6, Caisse has no plan or proposal which relates to or would result in any of the events listed in Items 4(a) through (j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------

     (a) At the date of this Schedule 13D, Caisse is deemed to be the beneficial owner of 539,974 shares of Common Stock issuable upon exercise of Warrant A (described in Item 6). Caisse's deemed beneficial ownership of 539,974 shares of Common Stock represents approximately 7.7% of the outstanding shares of Common Stock (based on the 6,500,549 shares of Common Stock reported by the Company as outstanding on October 24, 2000, in its Form 10-Q for the quarter ended September 30,


                            Page 3 of 13 Pages

2000, dated November 14, 2000, plus the 539,974 shares of Common Stock represented by Warrant A). Caisse also holds Warrants B and C (as described in Item 6 below) which are not exercisable within 60 days of the date of this Schedule 13D.

     (b) Caisse has sole voting power and sole dispositive power for the Warrants and shares of Common Stock referred to in Item 5(a).

     (c) There have been no transactions by Caisse with respect to the shares of Common Stock within the last 60 days except for the acquisition of the Warrants reported on this Schedule 13D.

     (d) No person other than Caisse has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Common Stock owned beneficially by Caisse.

     (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
---------------------------------------------------------------

     (a) Amended and Restated Credit Agreement. On November 19, 1998, in connection with the Company's acquisition of Sports Holdings Corp., the Company and Sport Maska Inc. ("Sport Maska") entered into a credit agreement with Caisse to borrow a total of Canadian $135.8 million (the "Caisse Loan"). The Caisse Loan was originally for a period of two years, maturing on November 19, 2000. The Caisse Loan was extended several times, most recently to March 15, 2001.

     On March 14, 2001, an Amended and Restated Credit Agreement was entered into by the Company and Sport Maska, as borrowers, Caisse, as Agent and Lender, and Montreal Trust Company, as Paying Agent (the "Amended and Restated Credit Agreement"). On the terms and subject to the conditions of the Amended and Restated Credit Agreement, Facility 1 of the Caisse Loan, which is in the maximum amount of Canadian $90 million, was extended to June 30, 2004, and Facility 2 of the Caisse Loan, which is in the maximum amount of Canadian $45.8 million, was extended to October 31, 2002. A repayment of Facility 1 in the minimum amount of Canadian $5 million is due on January 31, 2004. Facility 1 and Facility 2 have been fully utilized and no new advances are expected to be made under the Amended and Restated Credit Agreement. The borrowers may, at any time, make optional repayments; however, optional repayments shall not be made in respect of Facility 1 until Facility 2 is repaid in full.

     The foregoing is a brief summary of the basic repayment terms of Facility 1 and Facility 2, as of the date of this Schedule 13D, and is not a summary of all material terms of the Amended and Restated Credit Agreement.

     As a condition precedent to the effectiveness of the Amended and Restated Credit Agreement, the Company entered into the Warrant Agreement, the Stockholders


                            Page 4 of 13 Pages

Agreement, the Investor Rights Agreement and the Registration Rights Agreement referred to below in this Item 6.

     (b) Warrant Agreement. Pursuant to the Warrant Agreement, dated as of March 14, 2001 (the "Warrant Agreement"), between the Company and Caisse, the Company issued a warrant ("Warrant A") to Caisse to purchase 539,974 shares of Common Stock, representing approximately 7.5% of the outstanding shares of Common Stock on a fully diluted basis, at an exercise price of US$.01 per share. Pursuant to the Warrant Agreement, if by May 14, 2001 a fully financed firm offer is received by the Company which would be sufficient to repay Facility 2 and if Facility 2 is so repaid in full as a result of such offer no later than June 13, 2001, warrants issued which represent the right to 179,991 Common Shares shall be cancelled. In addition, the Company also issued warrants to Caisse to acquire additional shares of Common Stock ("Warrant B" for 583,755 shares and "Warrant C" for 409,653 shares), at an exercise price of US$.01 per share, which are only exercisable by Caisse if Facility 2 is not repaid in full on or prior to certain dates. The number of shares issuable upon exercise of the warrants are subject to certain adjustments as provided in the Warrant Agreement.

     Pursuant to the Warrant Agreement: (i) Warrant A will be exercisable by Caisse at any time until complete repayment of all of the Caisse Loan;
(ii) Warrant B will be exercisable by Caisse on or after February 28, 2002 only if (x) the consolidated EBITDA of the Company for the fiscal year ended December 31, 2001 is less than US $23 million (excluding restructuring fees) and (y) Facility 2 has not been completely repaid prior to or on February 28, 2002, and (iii) Warrant C will be exercisable by Caisse on or after October 31, 2002 only if Facility 2 has not been completely repaid prior to or on such date. In the event that the required conditions for the exercise of Warrant B or Warrant C have not been satisfied, the warrant in question shall be cancelled.

     The summary of the Warrant Agreement set forth above is qualified in its entirety by reference to the agreement. A copy of the Warrant Agreement is filed as an exhibit hereto and incorporated by reference herein.

     (c) Stockholders Agreement. Pursuant to the Agreement, dated as of March 14, 2001 (the "Stockholders Agreement"), among Caisse, the Company, WS Acquisition LLC ("Wellspring") and certain other stockholders of the Company (Wellspring and such other stockholders, collectively, the "Stockholders"), in the event that Facility 2 is not repaid in full on its maturity on October 31, 2002, Caisse may (i) require the Company to convert the outstanding amount owing under Facility 2 into, and issue and deliver to Caisse, shares of Common Stock (the "Resultant Shares"); the number of Resultant Shares shall be determined on the basis of five times the EBITDA of the Company for the previous fiscal year; provided that the number of shares of Common Stock issued pursuant to such conversion right shall be limited such that, after exercising the conversion right and/or after the exercise of the warrants held by Caisse, Caisse shall not own more than 50.1% of the outstanding shares of Common Stock (the "Equity Conversion"); and/or (ii) require that the Company proceed with the sale of all or a portion of the assets of the Company and apply the proceeds of any such sale to reduce the Caisse Loan in a manner consistent with the terms of an intercreditor agreement with


                            Page 5 of 13 Pages
certain other creditors of the Company (the "Sale"). The Stockholders Agreement provides that the Stockholders will fully cooperate with Caisse in the process of the Equity Conversion and/or the Sale, including causing their representative(s) on the Board of Directors to act or refrain from acting and voting or giving consent with respect to their shares of Common Stock in order to support a consolidation, merger or amalgamation of the Company or a sale of all or substantially all or any portion of its assets and to take all other actions requested by Caisse to facilitate the Equity Conversion and/or the Sale.

     In the event that Caisse holds 50.1% or more of the outstanding shares of Common Stock and it receives, and is willing to accept, an offer to purchase all of the issued and outstanding shares of Common Stock as a part of a sale auction, the Stockholders party to the Stockholders Agreement have agreed to sell all of their shares of Common Stock on the same price, terms and conditions.

     The summary of the Stockholders Agreement set forth above is qualified in its entirety by reference to the agreement. A copy of the Stockholders Agreement is filed as an exhibit hereto and incorporated by reference herein.

     (d) Investor Rights Agreement. Pursuant to the Agreement, dated as of March 14, 2001 (the "Investor Rights Agreement"), among Caisse, Wellspring and the Company, Caisse is entitled, upon the exercise of any of its warrants, or the conversion of the outstanding amount owing under Facility 2 into shares of Common Stock, to have a pro rata number of designees on the Board of Directors of the Company based on the number of shares of Common Stock held by Caisse, with a minimum of one Director at all times. Notwithstanding the stated above, commencing no later than March 16, 2001 and for so long as Facility 2 has not been repaid in full, Caisse shall be entitled to have two designees appointed to the Board of Directors of the Company, and, from and after April 16, 2001, at least three members of the Board of Directors of the Company are required to have relevant operating or industry experience.

     Pursuant to the Investor Rights Agreement the Company grants to Caisse preemptive rights such that, other than equity securities of the Company to be issued (A) in any public offering, or (B) as consideration for the acquisition of any assets or shares of another entity acquired by the Company, or (C) to Caisse or its affiliates upon the exercise of the warrants or conversion of its indebtedness, any new equity securities to be issued by the Company shall first be offered by the Company to Caisse, which shall then have the prior right to acquire its pro rata portion of such equity securities at the offered price.

     Caisse obtained tag-along rights pursuant to the Investor Rights Agreement. If at any time Wellspring wishes to transfer or otherwise dispose of (each, a "Transfer") any of its shares of Common Stock in one or a series of related transactions to any entity or entities other than any affiliate of Wellspring that becomes a party to the Investor Rights
Agreement (such entity or entities, a "Transferee"), Caisse shall be entitled to exercise a tag-along right such that the Transferee will purchase a pro rata portion of the shares of


                            Page 6 of 13 Pages

Common Stock that Caisse holds or that it may hold after exercising its Warrants, at the same price and substantially the same other terms and conditions.

     If Wellspring Transfers any of its shares of Common Stock to a Transferee in one or a series of related transactions within 185 days of March 14, 2001, (i) Wellspring shall immediately notify the Company and Caisse of the details of such transaction, and (ii) the Company shall (unless Caisse instructs the Company expressly to the contrary) pay to Caisse a cash fee (the "Cash Fee") equal to the product of (A) a fraction, the numerator of which is the number of shares of Common Stock so Transferred by Wellspring, and the denominator of which is the number of shares of Common Stock owned by Wellspring immediately prior to such Transfer, times, (B) the number of shares of Common Stock owned (or deemed owned upon exercise of Warrant A) by Caisse, times, (C) the per share price realized by Wellspring in such Transfer. Upon receipt of the Cash Fee, Caisse shall deliver to the Company a portion (equal to the fraction in clause (A) stated above) of Warrant A for cancellation by the Company and Caisse shall not be entitled to receive any consideration other than the Cash Fee in connection with such transaction.

     Pursuant to the Investor Rights Agreement Wellspring agreed to exercise its voting rights as a shareholder as well as any other voting or consent right it may exercise, to cause its designee(s) to the Board of Directors to act or refrain from acting, and to do and cause to be done anything and take and cause to be taken any action, that may be useful or necessary to ensure the satisfaction of all of the obligations of Wellspring and/or the Company under the Investor Rights Agreement.

     The summary of the Investor Rights Agreement set forth above is qualified in its entirety by reference to the agreement. A copy of the Investor Rights Agreement is filed as an exhibit hereto and incorporated by reference herein.

     (e) Registration Rights Agreement. Pursuant to the Registration Rights Agreement, dated as of March 14, 2001 (the "Registration Right Agreement"), between the Company and Caisse, Caisse has the right to require the Company to file a registration statement under the Securities Act of 1933 covering all or any part of the shares of Common Stock held by Caisse (a "Demand Registration"). The Demand Registration rights may only be exercised after the closing of an underwritten initial public offering of equity securities of the Company and are also subject to certain limitations including the following: (i) Caisse shall have the right to request a Demand Registration only if Caisse and its affiliates have acquired at any time, beneficial ownership of at least 739,964 shares of Common Stock; provided, however, that Caisse shall no longer have the right to request a Demand Registration if Caisse and its affiliates have beneficial ownership of less than 179,991 shares of Common Stock; and (ii) the Company shall be required to effect not more than three registrations. Pursuant to the Registration Rights Agreement, Caisse was also granted certain piggyback registration rights.

     The summary of the Registration Rights Agreement set forth above is qualified in its entirety by reference to the agreement. A copy of the Registration Rights Agreement is filed as an exhibit hereto and incorporated by reference herein.

                            Page 7 of 13 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Exhibit 1: Warrant Agreement, dated as of March 14, 2001, by and between the Company and Caisse.*
Exhibit 2: Agreement, dated as of March 14, 2001, by and among the Company, Caisse, Wellspring and certain of the shareholders of the Company.*
Exhibit 3: Agreement, dated as of March 14, 2001, by and among Wellspring, the Company and Caisse.*
Exhibit 4: Registration Rights Agreement, dated as of March 14, 2001, by and between the Company and Caisse.*





------------------
* Filed with the Securities and Exchange Commission as an exhibit to The Hockey Company's Form 8-K on March 26, 2001, and incorporated herein by reference.



                            Page 8 of 13 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 26, 2001

                             Caisse de Depot et Placement du Quebec

                             By: /s/  Ginette Depelteau
                                -------------------------------------------
                             Name:  Ginette Depelteau
                             Title:  Corporate Secretary - Director



                            Page 9 of 13 Pages

                               EXHIBIT INDEX




Exhibit 1: Warrant Agreement, dated as of March 14, 2001, by and between the Company and Caisse.*
Exhibit 2: Agreement, dated as of March 14, 2001, by and among the Company, Caisse, Wellspring and certain of the shareholders of the Company.*
Exhibit 3: Agreement, dated as of March 14, 2001, by and among Wellspring, the Company and Caisse.*
Exhibit 4: Registration Rights Agreement, dated as of March 14, 2001, by and between the Company and Caisse.*




------------------------
* Filed with the Securities and Exchange Commission as an exhibit to The Hockey Company's Form 8-K on March 26, 2001, and incorporated herein by reference.



                            Page 10 of 13 Pages

                                 SCHEDULE 1

                  LIST OF EXECUTIVE OFFICERS AND DIRECTORS
                 OF CAISSE DE DEPOT ET PLACEMENT DU QUEBEC


DIRECTORS                     BUSINESS ADDRESS                          PRINCIPAL OCCUPATION

Jean-Claude Scraire           Caisse de depot et placement du Quebec    Chairman
                              1981, avenue McGill College
                              Montreal (Quebec) H3A 3C7

Guy Morneau                   Regie des rentes du Quebec                Chairman of the Board and
                              2600, boul. Laurier                       President
                              Bureau 546
                              Quebec (Quebec) GIV 4T3

Jean-Claude Bachand           Fraser Milner Casgrain                    Lawyer
                              1 Place Ville-Marie
                              Bureau 3900
                              Montreal (Quebec) H3B 4M7

Luc Bessette                  Commission administrative des regimes     President
                              de retraite et d'assurances
                              475, rue Saint-Amable
                              Quebec (Quebec) G1R 5X3

Rodrigue Biron                Rodrigue Biron & Associes                 Principal
                              305, chemin de la Place St-Laurent
                              St. Augustin de Desmaures
                              Cap Rouge (Quebec)
                              G1Y 3G9

Alban D'Amours                La Confederation des caisses              President
                              populaires et d'economie
                              Desjardins du Quebec
                              100, avenue des Commandeurs
                              Levis (Quebec) G6V 7N5



                            Page 11 of 13 Pages

                                 SCHEDULE 1

                  LIST OF EXECUTIVE OFFICERS AND DIRECTORS
                 OF CAISSE DE DEPOT ET PLACEMENT DU QUEBEC


DIRECTORS                      BUSINESS ADDRESS                        PRINCIPAL OCCUPATION

Yves Filion                    Hydro-Quebec                            Deputy Chief Executive Officer
                               75, boul. Rene Levesque                 and Chief Financial Officer
                               Ouast Montreal (Quebec) H2Z 1A4

Jean-Yves Gagnon               Societe de l'assurance                  General Manager
                               automobile du Quebec
                               333, boul. Jean-Lesage
                               Quebec (Quebec) G1K 8J6

Henri Masse                    Federation des travailleurs et          President
                               travailleuses du Quebec
                               545, boul. Cremazie Est,
                               17e etage
                               Montreal (Quebec) H2M 2V1

Gilles Godbout                 Ministere des Finances                  Deputy Minister
                               12, rue St. Louis
                               Quebec (Quebec) G1R 5L3

Thomas O. Hecht                Technologies IBEX Inc.                  Chairman Emeritus
                               5485, rue Pare
                               Montreal (Quebec) H4P 1P7

Marc Laviolette                Confederation des syndicats             President
                               nationaux
                               1601, rue Delorimier
                               Montreal (Quebec) H2K 4M5

Nicole Trudeau                 Commission municipale du Quebec         Vice President
                               3, Complexe Desjardins
                               Suite 2603, North Tower
                               Montreal (Quebec) H5B 1B2



                            Page 12 of 13 Pages

                                 SCHEDULE 1

                  LIST OF EXECUTIVE OFFICERS AND DIRECTORS
                 OF CAISSE DE DEPOT ET PLACEMENT DU QUEBEC


OFFICERS                       BUSINESS ADDRESS                        PRINCIPAL OCCUPATION

Jean-Claude Scraire            Caisse de depot et placement du         Chairman
                               Quebec
                               1981, avenue McGill College
                               Montreal (Quebec) H3A 3C7

Fernand Perreault              Same                                    Senior Vice President, CDP Group
                                                                       - President, CDP Real Estate

Michel Nadeau                  Same                                    Assistant General Manager, CDP
                                                                       and President CDP Global Asset
                                                                       Management

Ginette Depelteau              Same                                    Corporate Secretary-Director



                            Page 13 of 13 Pages